UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 30, 2011, entitled "Statoil: Upside potential in Avaldsnes".

Statoil: Upside potential in Avaldsnes

Statoil (OSE:STL, NYSE:STO) confirms a significant upside potential in the Avaldsnes discovery in production licence PL501. Statoil will continue to collect and analyse data from the Aldous/Avaldsnes area before concluding on updated estimates.

Lundin Norway AS, as operator for license PL501 located in the North Sea, today announced increased estimated recoverable resources within the license.

Statoil holds a 40% equity interest in PL501. Statoil is operator and holds a 40% equity interest in PL265, where the Aldous Major South discovery is located. Statoil has earlier this year confirmed communication between the Aldous Major South and the Avaldsnes oil discoveries.

Lundin Norway's updated resource estimate for the Avaldsnes discovery in PL501 lies in a range between 0.8 and 1.8 billion barrels of recoverable oil, as compared with the previously communicated 0.1-0.4 billion barrels of recoverable oil. Statoil confirms a significant upside potential compared with previously announced resource estimates for PL501 and will revert with the company's updated volume estimates after completion of Statoil's ongoing appraisal well 16/2-10 in Aldous Major South.

"Statoil sees a significant resource potential in the Aldous Major South and Avaldsnes area, and our understanding of it is improving all the time," says Gro G. Haatvedt, Statoil's senior vice president for exploration on the Norwegian continental shelf.

Statoil will work with the partners to ensure speedy clarification of the total resource potential in Aldous Major South and Avaldsnes, and a rapid and optimal development of the area.

Avaldsnes is located in licence PL501. Lundin Norway AS is the operator with a 40% interest, whereas partners Statoil and Mærsk have 40% and 20% interests, respectively.

Aldous Major South is located in licence PL265. Statoil is the operator and has a 40% interest. The other partners are Petoro (30%), Det norske oljeselskap (20%) and Lundin Norway AS (10%).

Further information:

Investor relations
Hilde Merete Nafstad, senior vice president IR, +47 957 83 911 (mobile)

Press
Ola Anders Skauby, media relations, +47 905 98 519 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 30, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer